Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following communication was distributed by Freescale Semiconductor, Ltd. (the “Company”) to its employees on May 27, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

TAKING THE NEXT STEP IN OUR MANAGEMENT STRUCTURE

To: Freescale employees

Wednesday, May 27

At the beginning of this process, we made a commitment on behalf of everyone involved in the proposed merger: that we follow a set process, moving quickly step by step, with transparency along the way. Combining the strengths of Freescale and NXP has involved strong teamwork and collaboration between the current Management Teams of both companies. The baseline phase is complete, we moved into the Design phase on May 6th, and today we are right on track with the integration process, with another milestone recently completed.

The direct reports of the new Management Team of the proposed combined entity have been finalized, with the organizational structure and appointments approved by the Integration Steering Committee. The resulting teams – the MT+1 – are ideally equipped to deliver the full value of the Freescale/NXP merger, and strong collaboration between the current and proposed teams is expected to continue delivering a high quality organization.

You can find the organizational charts for BUs & Functions within the merged company on the merger site, where you will find regular updates on merger-related news and events.

The next design step is for the MT+1 to design their organizations. Targeted for end July / August, its timing depends on discussions with and consultation of employee representation partners as well as satisfying legal requirements. When we initiate this milestone, we will inform you in a timely manner and post updates on the merger site.

For Sales and Marketing, the process will take a little longer and we expect to announce Steve’s direct reports within the coming weeks. We will keep you updated on the progress.

Please remember that until the proposed merger closes, we will continue to operate as two separate companies. Please ensure to go through your IMO workstream lead for discussions with your counterparts.

Right now, our 2015 commitments remain our key priority, and we will continue working to deliver on them, with the focus and passion to win that our customers expect from us.

Karen Rapp

IMO lead & CIO

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the timing or outcome of pending or future legal proceedings may be difficult to predict; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8, 2015, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On May 8, 2015, NXP filed with the SEC an amendment to the Registration Statement on Form F-4 that was originally filed on April 2, 2015, which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus originally filed with the SEC by

NXP on April 2, 2015, and amended on May 8, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.